Legg Mason Partners Municipal Funds-
California Money Market Portfolio
Results of a special shareholders meeting

On 11/29/05, a special meetings of shareholders was held to elect Trustees. The following table provides the number of votes cast for, against, or withheld as well as the number of abstentions as to the matter voted on at the special meeting of shareholders.

			              Authority
  Name		      Votes for       Withheld	   Abstentions
--------------------------------------------------------------
Lee Abraham          2,329,588,006   149,321,576    0.000
Jane F Dasher        2,332,650,754   146,258,828    0.000
Donald R Foley       2,329,893,385   149,016,197    0.000
Richard E Hanson Jr  2,331,776,036   147,133,546    0.000
Paul Hardin          2,329,386,986   149,522,596    0.000
Roderick C Rasmussen 2,330,770,996   148,138,586    0.000
John P Toolan        2,328,703,793   150,205,789    0.000
R Jay Gerken         2,327,542,856   151,366,726    0.000




On 11/29/05, a special meetings of shareholders was held to approve a new management agreement. The following table provides the number of votes cast for, against, or withheld as well as the number of abstentions and broker non-votes as to the matter voted on at the special meeting of shareholders.

Item Voted      Votes       Votes     	              Broker
   on	         for        against     Abstentions  non-votes
--------------------------------------------------------------
new
management  1,200,833,168  39,835,056   68,384,260    0.000
agreement